Exscientia Business Update for Second Quarter and First Half 2024

Entered into definitive agreement to combine with Recursion to create a global technology-enabled drug discovery leader with end-to-end capabilities

Acquired full rights to GTAEXS617 (CDK7 inhibitor), with initial Phase I monotherapy data expected in 2H24

Launched AWS AI-powered platform to advance drug discovery

LSD1 and MALT1 inhibitor programmes continue to progress towards the clinic, on track for 2H24 IND/CTA submissions

OXFORD, U.K. – (BUSINESS WIRE) – Exscientia plc (Nasdaq: EXAI): Recent advancements in the Company’s pipeline, collaborations and operations, as well as financial results for the second quarter and first half 2024, are summarised below.

“Last week, we announced that Exscientia entered into a definitive agreement to combine with Recursion Pharmaceuticals,” said David Hallett, Ph.D., interim Chief Executive Officer and Chief Scientific Officer of Exscientia. “When we bring together our platforms at closing, our world class scientists and Exscientia’s best-in-class focused precision oncology internal pipeline with Recursion’s first-in-class focused pipeline, we believe we will be able to discover better drugs for patients faster and at a lower cost.”

“In the first half of 2024, we believe we have made important progress across our AI-powered pipeline and progress towards autonomous drug design as well as deepening our technology and pharma partnerships,” continued David Hallett, Ph.D. “We made the strategic decision to fully invest in our CDK7 inhibitor GTAEXS617 (‘617) by acquiring full rights to the programme, which we believe is highly differentiated and demonstrates the power of our design capabilities. We look forward to sharing topline data later this year.”

Key Business Updates

Transaction with Recursion
●Earlier this month, Exscientia entered into a definitive agreement to combine with Recursion Pharmaceuticals in a transaction that will create a company positioned to leverage the latest life sciences and technology advances to deliver better, novel treatments to patients, faster and at a lower cost relative to traditional drug discovery and development methods
oThis combination will bring together Recursion’s scaled biology exploration and translational capabilities with Exscientia’s precision chemistry design and small molecule automated synthesis capabilities to create, at closing, a leading technology-first, end-to-end drug discovery platform

Internal Precision Oncology Pipeline
●The Company continues to enrol patients with advanced solid tumours in its Phase 1/2 ELUCIDATE trial evaluating ‘617, a potential best-in-class CDK7 inhibitor
○In July, the Company announced that it reached an agreement to acquire the full rights to ‘617 from its partner GT Apeiron - with GT Apeiron retaining an interest via an increased ownership stake in Exscientia
○The Company remains on track to announce topline pharmacokinetic, pharmacodynamic and safety data from the dose escalation phase of ELUCIDATE in the second half of this year

○Exscientia expects to transition to the dose expansion phase of ELUCIDATE in the second half of this year or early next year, starting with the evaluation of ‘617 in HR+/HER2- breast cancer in combination with a selective estrogen receptor degrader (SERD)
●EXS74539 (‘539), Exscientia’s highly differentiated, brain penetrant LSD1 inhibitor, continues to advance towards the clinic, with an IND expected to be submitted later this year. The Company expects to initiate a Phase 1/2 clinical trial in early 2025
●Exscientia remains on track to submit a CTA for EXS73565 (‘565), the Company’s potential best-in-class MALT1 inhibitor, in the second half of 2024. The Company expects to initiate a Phase 1/2 clinical trial of ‘565 in B-cell malignancies, including chronic lymphocytic leukaemia (CLL), in early 2025

Collaborations & Partnerships
●The Sanofi partnership, with a primary focus on immunology and inflammation, continues to advance with multiple potential near-term milestones
●Exscientia continues to make progress in its collaboration with Merck KGaA, Darmstadt, Germany with multiple programmes already in early discovery
●In July 2024 the Company announced a collaboration with READDI, a non-profit biotechnology initiative funded by the National Institute of Allergy and Infectious Disease (NIAID), to evaluate and improve a range of AI-designed antiviral compounds for pandemic preparedness
○Exscientia will use its generative AI capabilities to design novel compounds to fight coronaviruses with READDI providing antiviral expertise as well as funding testing and analyses

Drug Discovery Platform
●Exscientia announced the expansion of its work with Amazon Web Services (AWS) to use the cloud provider’s artificial intelligence and machine learning services to power its platform for end-to-end drug discovery and automation
oExscientia’s state-of-the-art platform, built using AWS technologies, integrates generative AI drug design and robotic lab automation to further accelerate drug development at a lower cost
oThe Company’s closed loop “Design-Make-Test-Learn” facility is now fully online and the first compounds have rolled off the production line. These were designed using Exscientia’s proprietary synthesis aware GenAI and manufactured and tested using the Company’s in-house state-of-the-art automation facility

Leadership Updates
●Marie-Louise Fjallskog, M.D., Ph.D., was appointed interim Chief Medical Officer, bringing extensive oncology drug development expertise to execute robust clinical strategy on Exscientia’s internal oncology pipeline
●Nicola Richmond, Ph.D., will be joining Exscientia in September as Chief Scientist, AI. Holding a Ph.D. in mathematics, she brings over 20 years’ experience operating at the intersection of drug discovery and technology. Dr. Richmond will be leading efforts in developing AI solutions for the Company’s drug discovery efforts

Second Quarter and First Half 2024 Financial Results
For the convenience of the reader, the Company has translated pound sterling amounts to U.S. dollars at the rate of £1.000 to $1.2640, which was the noon buying rate of the Federal Reserve Bank of New York on June 28, 2024.

Revenue: Revenue for the three and six months ended June 30, 2024 was $5.6 million and $12.3 million, compared to $3.8 million and $11.1 million for the three and six months ended June 30 2023. The increase in revenue year over year was primarily due to an increase in the number of active projects in the first half of 2024 relative to the prior period.

Research and development expenses (R&D): R&D expenses for the three and six months ended June 30, 2024 were $31.7 million and $61.5 million respectively, as compared to $41.7 million and $83.9 million for the same period ended June 30, 2023. The decrease in research and development expenses was primarily due to cost reductions relating to pipeline prioritisation activities implemented during the second half of 2023 and cost savings from operational efficiencies.

General and administrative expenses (G&A): G&A expenses for the three and six months ended June 30, 2024 were $21.2 million and $25.6 million, respectively, or 34% and 24% of total operating expenses. For the three months ended June 30, 2024, G&A expenses increased by $6.5 million compared to the prior year, primarily driven by current quarter severance and termination-related costs totalling $7.5m relating to the cost saving and efficiency measures announced in May 2024. For the six months ended June 30, 2024, G&A expenses decreased by $2.9 million compared to the prior year due to credits totalling $7.5 million relating to amounts recognised in February 2024 on the forfeiture of share options held by the Company’s prior CEO upon his exit from the Company.

Cash inflows: For the second quarter 2024, Exscientia received $1.4 million in cash inflows from its collaborations as compared to $0.7 million during the second quarter 2023.

Net operating cash flow and cash balance: For the three and six months ended June 30, 2024, net operating cash outflows were $45.8 million and $84.8 million respectively, in comparison to $52.2 million and $107.0 million for the three and six months ended June 30, 2023. Cash, cash equivalents and short-term bank deposits as of June 30, 2024 were $370.1 million, as compared to $458.9 million as of December 31, 2023 using the June 28, 2024 constant currency rate.

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2640)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue	5.6	3.8	12.3	11.1
Cost of sales	(9.8)	(7.9)	(19.2)	(18.6)
Research and development expenses	(31.7)	(41.7)	(61.5)	(83.9)
General and administrative expenses	(21.2)	(14.7)	(25.6)	(28.5)
Operating expenses	(62.7)	(64.3)	(106.3)	(131.0)
Foreign exchange (losses)/gains	0.1	(0.6)	1.2	(2.1)
Other income	7.6	2.3	9.1	5.6
Operating loss	(49.4)	(58.8)	(83.7)	(116.4)
Net finance income	4.5	5.0	9.0	9.1
Share of loss on joint ventures	(0.5)	(0.2)	(1.2)	(0.8)
Loss before taxation	(45.4)	(54.0)	(75.9)	(108.1)
Income tax (charge)/benefit	(0.3)	8.5	3.5	15.0
Loss for the period	(45.7)	(45.5)	(72.4)	(93.1)
Net loss per share	(0.36)	(0.37)	(0.57)	(0.75)
Weighted average shares outstanding (basic and diluted)	126,594,358	123,748,524	126,285,033	123,504,575

SELECTED CONSOLIDATED BALANCE SHEET, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2640)

	June 30, 2024	December 31, 2023
Cash, cash equivalents and short term deposits	370.1	458.9
Total assets	553.4	645.6
Total equity	374.2	449.7
Total liabilities	179.2	195.9
Total equity and liabilities	553.4	645.6

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2640)

	Six months ended June 30, 2024	Six months ended June 30, 2023
Net cash outflows from operating activities	(84.8)	(107.0)
Net cash flows used in investing activities	(65.1)	(85.6)
Net cash used in financing activities	(2.3)	(2.0)
Net decrease in cash and cash equivalents	(152.2)	(194.6)
Exchange gain/(loss) on cash and cash equivalents	0.4	(3.1)
Net decrease in cash, cash equivalents and short-term bank deposits*	(88.8)	(133.6)
* Includes both increases in short term bank deposits and foreign exchange gains/(losses) on cash and cash equivalents

About Exscientia

Exscientia is a technology-driven drug design and development company, committed to creating more effective medicines for patients, faster. Exscientia combines precision design with integrated experimentation, aiming to invent and develop the best possible drugs in the most efficient manner. Operating at the interfaces of human ingenuity, artificial intelligence (AI), automation and physical engineering, we pioneered the use of AI in drug discovery as the first company to progress AI-designed small molecules into a clinical setting. We have developed an internal pipeline focused on oncology, while our partnered pipeline extends to many other therapeutic areas. By leading this new approach to drug creation, we believe we can change the underlying economics of drug discovery and rapidly advance the best scientific ideas into medicines for patients.

For more information visit us on www.exscientia.com or follow us on LinkedIn @ex-scientia and X @exscientiaAI.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “expects,” “intends,” and “projects” or similar expressions are intended to identify forward-looking statements. These forward-looking statements, include statements with regard to Exscientia’s expectations regarding: the initiation, timing and progress of, and data collected during and reported from, the Company’s and its partners’ clinical trials, as well as expectations with respect to the outcome or benefit of such trials; the progress of Exscientia’s collaborations and partnered programmes; the onboarding of a new executive; and the closing of the transaction contemplated by the agreement between the Company and Recursion Pharmaceuticals, including the successful creation of a combined company and the ability of such combined company to provide patients with better novel medicines. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing preclinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; the development and deployment of new technology and facilities; the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics and the endeavour of building a business around such product candidates;

and the process of creating a combined company with Recursion Pharmaceuticals and subsequent activities by any such combined company. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 21, 2024, and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the Company. As a result, investors are cautioned not to rely on these forward-looking statements. Exscientia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information and Where to Find It
The proposed transaction between Exscientia and Recursion will become the subject of a joint proxy statement to be filed by Exscientia and Recursion with the SEC. The joint proxy statement will provide full details of the proposed combination and the attendant benefits and risks, including the terms and conditions of the scheme of arrangement and the other information required to be provided to Exscientia’s shareholders under the applicable provisions of the U.K. Companies Act 2006. This communication is not a substitute for the joint proxy statement or any other document that Exscientia or Recursion may file with the SEC or send to their respective security holders in connection with the proposed combination. Security holders are urged to read the definitive joint proxy statement and all other relevant documents filed with the SEC or sent to Exscientia’s shareholders or Recursion’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Exscientia’s Investor Relations department at investors@exscientia.ai. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT (WHICH WILL INCLUDE AN EXPLANATORY STATEMENT IN RESPECT OF THE SCHEME OF ARRANGEMENT OF EXSCIENTIA, IN ACCORDANCE WITH THE REQUIREMENTS OF THE U.K. COMPANIES ACT 2006) AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.
Participants in the Solicitation
Exscientia, Recursion, and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed combination of the two companies.
Information about Exscientia’s directors and executive officers is available in Exscientia’s Annual Report on Form 20-F dated March 21, 2024. Information about Recursion’s directors and executive officers is available in Recursion’s proxy statement dated April 23, 2024, for its 2024 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the joint proxy statement carefully when it becomes available before making any voting or investment decisions.

Investor Relations:

Sara Sherman / Chinedu Okeke
investors@exscientia.ai

Media:
David Keown
media@exscientia.ai